Exhibit I.A.(5)(g)

Royal Tandem Life Insurance Company	New York, New York

Guarantee of Insurability Rider

This rider gives the owner the right to buy more insurance on your life on certain option dates. We won’t require a medical examination or other proof that you are still insurable.

Rider’s Date of Issue

This rider’s date of issue is the same as this policy’s unless a later date is shown in Policy Schedule 2. This rider takes effect on the later of its date of issue or when its first scheduled premium is paid.

Scheduled Premiums For This Rider

The scheduled premiums for this rider are shown in Policy Schedule 1. Premiums are payable during your lifetime for the period shown in Policy Schedule 1 or until the maximum number of options shown in Policy Schedule 2 have been used, if sooner.

When and How to Buy More Insurance	The owner has the right to buy another variable life insurance policy on your life while this rider is in effect.

Regular Option Dates

The regular option dates are shown in Policy Schedule 2. The regular option period starts 60 days before and ends 30 days after each regular option date. The regular option can be elected during the regular option period.

Additional Option Dates

There’s an additional option date whenever any of the following events occur:

•       Your marriage.

•       The live birth of each of your children. Multiple births provide multiple options. For instance, two options would be available upon the birth of twins.

•       Your legal adoption of a child who has not reached his or her 18th birthday.

The additional option period starts on the additional option date and continues while this rider is in effect, but no later than 90 days following the event. The additional option can be elected during the additional option period.

Electing An Option

To elect an option the owner must submit the following requirements:

•       a written application;

•       the first premium for the new policy; and

•       satisfactory proof of any of the events covered on an additional option date.

No evidence of insurability is required. You must be alive at the time we receive these requirements. See About The New Policies.

The maximum number of options permitted under this rider is shown in Policy Schedule 2.

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About the New Policies

Amount of Insurance

The owner can buy any amount of insurance subject to the restrictions for this rider shown in Policy Schedule 2. The new policy must provide a level face amount of insurance.

Suicide and Contestability

The Suicide and Limits On Our Contesting This Policy provisions in this policy will apply as if the new policy’s issue date were the same as this rider’s.

Date of Issue and Premium of The New Policy

The date of issue of the new policy will be the date the requirements are received and accepted at our Service Center.

The new policy’s premium will be the premium based on the attained age and sex of the insured as of the issue date of the new policy. The underwriting class will be the same as the one last determined for this policy.

Benefit Riders

No benefit riders may be included without our consent. However, subject to our rules, the owner has a limited right to add a waiver of scheduled premium rider if this policy contains such a benefit. If a waiver of scheduled premium rider is added, we won’t waive any premium for the new policy because of total disability that starts before the option date.

Other Facts About The New Policy

The new policy’s owner and beneficiary will be the same as this policy’s on the option date unless specified otherwise by the owner in the application for the new policy. Any restrictions in this policy will apply to the new policy.

Right to Buy Insurance on Spouse

If the owner uses an option when you marry, the owner can use one of the options to buy insurance on your spouse’s life. To do so, your spouse’s age on the birthday nearest the option date can’t exceed the maximum attained age shown in Policy Schedule 2. No evidence of insurability on your spouse will be required. We may issue this insurance either in a separate policy or in a rider to the new policy on your life. The procedure for using an option must be followed. This insurance is subject to the conditions on new policies described above.

Temporary Insurance Following Birth or Adoption

We’ll provide insurance on your life after the birth or legal adoption of your child. The insurance will be in effect during the additional option period for the event. If you die during that period, we’ll pay the proceeds to the beneficiary. The proceeds equal the amount of insurance that could have been bought with the additional option. We’ll add this to any other proceeds we pay under this policy.

When This Rider Ends

This rider will end as soon as one of the following occurs:

•       The date we receive at our Service Center the owner’s written request to cancel this rider.

•       The policy anniversary nearest the maximum attained age for this rider shown in Policy Schedule 2.

•       The maximum number of options shown in Policy Schedule 2 are used.

•       A scheduled premium for this policy or rider remains unpaid at the end of its grace period.

•       This policy is being continued under any cash value benefit.

•       The date this policy terminates.

The owner can use any option available on the date this rider ends.

This rider is part of the policy to which it’s attached.

“Signature Appears Here”	“Signature Appears Here”
Secretary	President

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